

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

April 30, 2010

Mr. Gary T. Krenek
Senior Vice President
Diamond Offshore Drilling, Inc.
15415 Katy Freeway
Houston, TX 77094

> **Re:** **Diamond Offshore Drilling, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 23, 2010**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2010**
> **Filed April 27, 2010**
> **File No. 1-13926**

Dear Mr. Krenek:

We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1. We direct your attention to Item 601(b)(10) of Regulation S-K. Please confirm that all material contracts have been filed. We note, in particular, that it does not appear that the agreements with your customer from whom you derive 10 percent or more of your annual total consolidated revenues. If you do not believe that such contracts fall within the purview of Item 601(b)(10), please explain why.

Risk Factors

Our business involves numerous operating hazards…, page 11.

2.   We note your disclosure that your insurance policies and contractual rights to
        indemnity may not adequately cover your losses, or may have exclusions of
        coverage for some losses, and that if a significant accident or other event occurs
        and is not fully covered by insurance or contractual indemnity, it could adversely
        affect your financial position. Please expand your disclosure to discuss the extent
        of your insurance policies and the material exclusions of coverage. Quantify the
        amount of insurance you maintain for pollution and environmental risks, and
        quantify what would constitute a "significant" event that could adversely affect
        your financial situation.

We are controlled by a single stockholder…, page 16

3.   Please discuss in this risk factor the principal business of Loews. In this regard,
        we note your response to prior comment 4 of our letter dated July 31, 2008.

4.   We note your response to prior comment 8 of our letter dated July 31, 2008 that
        majority of Mr. Tisch's professional time was spent on Loews and its business.
        Please discuss in this risk factor the amount of professional time Mr. Tisch spends
        on Loews and its business as compared to your business.

Financial Statements

Note 6- Financial Instruments and Fair Value Disclosures, page 70

1.   You indicate that a portion of the dayrate on one of your contracts will be paid
        through the conveyance of a 27% net profits interest in a minimum of 5
        developmental oil-and-gas producing properties covering six wells owned by
        your customer. In addition, it appears you have recognized revenue for this
        contract, and you disclose that you believe collectability of the amount owed
        pursuant to the NPI arrangement, which approximated $70.5 million, was
        reasonably assured at December 31, 2009. So that we may better understand your
        conclusions, please address the following:

        •   Clarify in further detail why you believe the collectability of the $70.5
                million was reasonably assured at December 31, 2009 particularly in light
                of your statement that payments of the NPI, and the timing of such
                payments, are contingent upon production and energy sale prices.

- Describe to us your accounting treatment should your 27% NPI result in payments that exceed $70.5 million or fall short of $70.5 million.

- Explain to us why you believe the amount to be collected is fixed and determinable at December 31, 2009 given the statements you make regarding the contingent nature of the payments with regard to production and energy prices.

Controls and Procedures, page 88

5.   We note your statements that "even an effective system of internal controls can provide no more than reasonable assurance with respect to the fair presentation of financial statements and the processes under which they were prepared." Please revise to state clearly, if true, that your principal executive officer and principal financial officer concluded that your internal control over financial reporting are effective at a reasonable assurance level. In the alternative, remove the reference to the level of assurance of your internal control over financial reporting. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

        You may contact Tracie Towner at (202) 551-3744, or Mark Shannon, Branch
Chief, at (202) 551-3299, if you have questions regarding comments on the financial
statements and related matters. Please contact Douglas Brown at (202) 551-3265, or me
at (202) 551-3611 with any other questions.

                                                Sincerely,

                                                Anne Nguyen Parker
                                                Branch Chief